Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

PROPOSED SHARE SUBDIVISION

AND

PROPOSED CHANGE IN BOARD LOT SIZE

PROPOSED SHARE SUBDIVISION

The Board proposes that each issued and unissued Share with a par value of US$0.0001 each be subdivided into eight (8) Subdivided Shares with a par value of US$0.0000125 each. The Share Subdivision will become effective upon the fulfilment of the conditions set out in the sub-section headed “Conditions of the Share Subdivision” in this announcement.

In connection with the Share Subdivision, the Board has approved the ADS Ratio Change from one (1) ADS representing one (1) Class B Ordinary Share to a new ratio of one (1) ADS representing eight (8) Subdivided Class B Ordinary Shares. The ADS Ratio Change is subject to and conditional upon the Share Subdivision becoming effective. The ADS Ratio Change and the Share Subdivision, if approved, will take effect on the same date. No action is required by the Company’s ADS holders to effect the ADS Ratio Change (other than to vote to approve the Share Subdivision proposal at the AGM).

CHANGE IN BOARD LOT SIZE

The Class B Ordinary Shares are currently traded on the Hong Kong Stock Exchange in board lot size of 20 Class B Ordinary Shares each. The Board proposes that, subject to and conditional upon the Share Subdivision becoming effective, the board lot size will be changed from 20 Class B Ordinary Shares to 100 Subdivided Class B Ordinary Shares. The Change in Board Lot Size will not affect any of the relative rights of the Shareholders. There will be a temporary counter open for trading in temporary board lot of 160 Subdivided Class B Ordinary Shares (in the form of Existing Share Certificates) between 9:00 a.m. on Friday, July 10, 2026 and 9:00 a.m. on Monday, August 13, 2026.

GENERAL

The Company will convene the AGM on or around June 26, 2026 for the purpose of considering, and if thought fit, approving, among others, the Share Subdivision. A circular containing the information regarding, among other things, details of (i) the Share Subdivision and the Change in Board Lot Size; (ii) the trading arrangements in respect of the Subdivided Shares; and (iii) a notice convening the AGM, will be issued by the Company on or before May 26, 2026.

Shareholders and potential investors should note that the Share Subdivision is conditional upon satisfaction of the conditions as set out in the paragraph headed “Conditions of the Share Subdivision” in this announcement. Accordingly, the Share Subdivision may or may not proceed.

Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company. If they are in any doubt, they should consult their professional advisors.

PROPOSED SHARE SUBDIVISION

As of the date of this announcement, the authorized share capital of the Company is US$100,000 divided into 1,000,000,000 Shares of par value of US$0.0001 each (comprising (i) 50,000,000 Class A Ordinary Shares with a par value of US$0.0001 each, and (ii) 950,000,000 Class B Ordinary Shares with a par value of US$0.0001 each), of which 157,142,211 Shares have been issued and are fully paid or credited as fully paid. The Board proposes that each issued and unissued Share with a par value of US$0.0001 each be subdivided into eight (8) Subdivided Shares with a par value of US$0.0000125 each.

Effect of the Share Subdivision

Immediately following the Share Subdivision being effective, the authorized share capital of the Company will be US$100,000 divided into 8,000,000,000 Subdivided Shares of par value of US$0.0000125 each (comprising (i) 400,000,000 Subdivided Class A Ordinary Shares with a par value of US$0.0000125 each, and (ii) 7,600,000,000 Subdivided Class B Ordinary Shares with a par value of US$0.0000125 each), of which 1,257,137,688 Subdivided Shares will be in issue and fully paid or credited as fully paid, assuming that no further Shares will be issued or repurchased and that no Class A Ordinary Shares will be converted into Class B Ordinary Shares from the date of this announcement until the effective date of the Share Subdivision.

Assuming that no further Shares will be issued or repurchased, no Class A Ordinary Shares will be converted into Class B Ordinary Shares and there will be no further change in the issued share capital of the Company from the date of this announcement until the effective date of the Share Subdivision, the shareholding structure of the Company (i) as at the date of this announcement, and (ii) immediately after the proposed Share Subdivision are set out below:

	As at the date of this announcement			Immediately after the proposed Share Subdivision
Name of Shareholders	No. of Class A Ordinary Shares	No. of Class B Ordinary Shares	Approximate % of number of total issued Share capital(9)	No. of Subdivided Class A Ordinary Shares	No. of Subdivided Class B Ordinary Shares	Approximate % of total number of issued Share capital(10)

Controlling Shareholders
Dr. Yifan Li(1)(4)	8,879,636	-	5.65%	71,037,088	-	5.65%
Dr. Kai Sun(2)(4)	9,228,622	-	5.87%	73,828,976	-	5.87%
Mr. Shaoqing Xiang(3)(4)	8,890,603	165,031	5.76%	71,124,824	1,320,248	5.76%
Directors(5)
Ms. Cailian Yang(6)	-	122,632	0.08%	-	981,056	0.08%
Ms. Yi Zhang(7)	-	16,479	0.01%	-	131,832	0.01%
Other Shareholders
Other Shareholders(8)	-	129,839,208	82.63%	-	1,038,713,664	82.63%
Total Issued Share Capital of the Company(8)	26,998,861	130,143,350	100.00%	215,990,888	1,041,146,800	100.00%

Notes:

(1)	Dr. Li Yifan is a WVR Beneficiary and an executive Director. As at the date of this announcement, he held 8,879,636 Class A Ordinary Shares of the Company through ALBJ Limited, which is wholly owned by his wholly owned entity Asian LBJ Limited. Dr. Li was also interested in 157,000 unvested RSUs by virtue of the RSUs granted to him on March 25, 2026 under the 2021 Plan.

(2)	Dr. Sun Kai is a WVR Beneficiary and an executive Director. As at the date of this announcement, he held 9,228,622 Class A Ordinary Shares of the Company through Fermat Star Limited, which is wholly owned by his wholly owned entity Rock Ocean Limited. Dr. Sun was also interested in 157,000 unvested RSUs by virtue of the RSUs granted to him on March 25, 2026 under the 2021 Plan.

(3)	Mr. Xiang Shaoqing is a WVR Beneficiary and an executive Director. As at the date of this announcement, he held 8,890,603 Class A Ordinary Shares in the Company and 165,031 Class B Ordinary Shares in the Company in the form of ADSs through Galbadia Limited, respectively, which is wholly owned by his wholly owned entity Balamb Limited. Mr. Xiang is also interested in 157,000 unvested RSUs by virtue of the RSUs granted to him on March 25, 2026 under the 2021 Plan.

(4)	Since co-founding the Company in 2014, Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang have been acting in concert with respect to the operation and material decisions of the Company. They entered into a deed of concert party arrangement dated April 24, 2025, whereby they have, among other things, acknowledged their historical relationship of acting in concert and confirmed and agreed that they shall act in concert to cooperate to consolidate control of the Company.

(5)	Mr. Jia Ren and Dr. Hui Wang are independent non-executive Directors. As at the date of this announcement, Mr. Jia Ren was interested in 7,116 unvested RSUs granted to him on November 12, 2025 pursuant to the 2021 Plan as disclosed in the announcement of the Company dated November 12, 2025. As at the date of this announcement, Dr. Hui Wang was interested in 6,565 unvested RSUs granted to her on March 25, 2026 pursuant to the 2021 Plan as disclosed in the announcement of the Company dated March 25, 2025.

(6)	Ms. Cailian Yang is an executive Director. As at the date of this announcement, she was (i) beneficially owned 122,632 Class B Ordinary Shares in the form of ADSs; (ii) is entitled to receive up to 247,220 Class B Ordinary Shares pursuant to the exercise of options granted to her under the 2021 Plan, subject to the conditions (including but not limited to vesting conditions) of those options; and (iii) is interested in 4,000 unvested RSUs which were granted to Ms. Cailian Yang on November 12, 2025 pursuant to the 2021 Plan as disclosed in the announcement of the Company dated November 12, 2025.

(7)	As at the date of this announcement, Ms. Yi Zhang beneficially owned (i) 16,479 Class B Ordinary Shares in the form of ADS and (ii) and is interested in 5,953 outstanding RSUs granted to her on February 7, 2025 pursuant to the 2021 Plan which shall vest in accordance with the vesting schedule and conditions in the award agreement.

(8)	Including the 609,114 Class B Ordinary Shares (as of the date of this announcement) (equivalent to 4,872,912 Subdivided Class B Ordinary Shares upon the Share Subdivision becoming effective) issued to the Depositary for bulk issuance of ADS reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan).

(9)	The calculation is based on the 157,142,211 Shares in issue as of the date of this announcement (comprising 26,998,861 Class A Ordinary Shares and 130,143,350 Class B Ordinary Shares).

(10)	The calculation is based on the 1,257,137,688 Subdivided Shares to be in issue immediately in issue immediately after the Share Subdivision (comprising 215,990,888 Subdivided Class A Ordinary Shares and 1,041,146,800 Subdivided Class B Ordinary Shares).

(11)	Certain numbers and percentage figures included in the table above have been subject to rounding adjustments. Any discrepancies in the table between totals and sums of amounts listed therein are due to rounding.

Upon the Share Subdivision becoming effective, save for the voting rights and conversion rights as set out in Articles 12 to 21 of the Existing M&A, the Subdivided Class A Ordinary Shares and Subdivided Class B Ordinary Shares shall rank pari passu in all respects with each other in accordance with the Existing M&A and shall have the same rights and privileges and be subject to the same restriction as the Shares in issue prior to the Share Subdivision. The Share Subdivision will not result in any change in the relevant rights of the Shareholders. The proposed Share Subdivision will not result in any fractional Shares.

Simultaneous ADS Ratio Change

In connection with the Share Subdivision, the Board has approved the ADS Ratio Change from one (1) ADS representing one (1) Class B Ordinary Share to a new ratio of one (1) ADS representing eight (8) Subdivided Class B Ordinary Shares. The ADS Ratio Change is subject to and conditional upon the Share Subdivision becoming effective. The ADS Ratio Change and the Share Subdivision, if approved, will take effect on the same date. No action is required by the Company’s ADS holders to effect the ADS Ratio Change (other than to vote to approve the Share Subdivision proposal at the AGM).

Conditions of the Share Subdivision

The Share Subdivision is conditional upon the satisfaction of the following conditions:

(i)	the passing of an ordinary resolution by the Shareholders to approve the Share Subdivision at the AGM;

(ii)	the Listing Committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in (i) the Subdivided Class B Ordinary Shares; and (ii) any Subdivided Class B Ordinary Shares which may be issued upon exercise of the share options and Share Awards granted and to be granted under the 2021 Plan; and

(iii)	the compliance with all relevant procedures and requirements from NASDAQ and the Hong Kong Stock Exchange to effect the Share Subdivision.

As at the date of this announcement, none of the conditions of the Share Subdivision were fulfilled.

The Share Subdivision will become effective after all of the conditions of the Share Subdivision above are fulfilled.

LISTING APPLICATION

An application will be made by the Company to the Hong Kong Stock Exchange for the listing of, and the permission to deal in (i) the Subdivided Class B Ordinary Shares; and (ii) any Subdivided Class B Ordinary Shares which may be issued upon the exercise of the share options and the vesting of Share Awards granted and to be granted under the 2021 Plan. All necessary arrangements will be made for the Subdivided Class B Ordinary Shares to be admitted into CCASS established and operated by HKSCC.

Subject to the granting of the listing approval for the listing of, and permission to deal in, the Subdivided Class B Ordinary Shares on the Hong Kong Stock Exchange, the Subdivided Class B Ordinary Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Subdivided Class B Ordinary Shares on the Hong Kong Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Hong Kong Stock Exchange on any trading day is required to take place in CCASS on the second settlement day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

No part of the securities of the Company is listed or dealt in or on which listing or permission to deal is being or is proposed to be sought on any other stock exchanges other than NASDAQ or the Hong Kong Stock Exchange and no such listing permission to deal in is being or currently proposed to be sought from any other stock exchanges.

EXCHANGE OF SHARE CERTIFICATES

Holders of Shares listed in Hong Kong may submit their Existing Share Certificates (colored blue) to the address and between the times set out below in exchange for Subdivided Share Certificates (colored yellow). Subject to the Share Subdivision having become effective, the Existing Share Certificates for the Shares will only be valid for delivery, trading and settlement purposes for the period up to 4:10 p.m. on Monday, August 17, 2026 and thereafter will not be accepted for delivery, trading and settlement purposes. However, the Existing Share Certificates will continue to be good evidence of legal title and may be exchanged for Subdivided Share Certificates for the Subdivided Shares at any time.

Period to exchange for Subdivided Share Certificates at no extra cost	Friday, July 10, 2026 until Monday, August 17, 2026 (Hong Kong Time) (both days inclusive)

Exchange for Subdivided Share Certificates for HK$2.50 (or as otherwise specified by the Hong Kong Stock Exchange)(1)	Tuesday, August 18, 2026 (Hong Kong Time) onwards

Address	Tricor Investor Services Limited 17/F, Far East Finance Centre 16 Harcourt Road Hong Kong

Note:

(1)	The total fee for exchange of Subdivided Share Certificates will be the higher of HK$2.50 multiplied by the number of certificates issued or HK$2.50 multiplied by the number of certificates cancelled.

CHANGE IN BOARD LOT SIZE

The Shares are currently traded on the Hong Kong Stock Exchange in board lot size of 20 Class B Ordinary Shares each. The Board proposes that, subject to and conditional upon the Share Subdivision becoming effective, the board lot size will be changed from 20 Class B Ordinary Shares to 100 Subdivided Class B Ordinary Shares. The Change in Board Lot Size will not affect any of the relative rights of the Shareholders. The proposed Change in Board Lot Size will not, by itself, result in any change in the interests or rights of the Shareholders.

There will be a temporary counter open for trading in temporary board lot of 160 Subdivided Class B Ordinary Shares (in the form of Existing Share Certificates) between 9:00 a.m. on Friday, July 10, 2026 and 4:10 p.m. on Thursday, August 13, 2026.

ODD LOT TRADING ARRANGEMENTS AND MATCHING SERVICES

In order to facilitate the trading of odd lots, if any, of the Subdivided Class B Ordinary Shares arising from the proposed Share Subdivision and the Change in Board Lot Size, the Company will appoint BOCI Securities Limited as an agent to provide matching services, on a best effort basis from 9:00 a.m. on Friday, July 24, 2026 to 4:00 p.m. on Thursday, August 13, 2026 (both days inclusive), to those Shareholders who wish to acquire odd lots of the Subdivided Class B Ordinary Shares to make up a full board lot, or to dispose of their holding of odd lots of the Subdivided Class B Ordinary Shares. Shareholders who wish to take advantage of this facility may contact BOCI Securities Limited at (852) 2718 9630 during office hours (i.e. 9:00 a.m. to 4:30 p.m.) within such period.

Details of the odd lots matching arrangement will be set out in the circular to be made available to the Shareholders. Holders of odd lots of the Subdivided Class B Ordinary Shares should note that the matching of the sale and purchase of odd lots of the Subdivided Class B Ordinary Shares is not guaranteed.

Shareholders who are in any doubt about the odd lots matching arrangements are recommended to consult their own professional advisers. Shareholders or potential investors should note that (i) odd lots may be created after the proposed Share Subdivision; (ii) the odd lots matching arrangement does not guarantee successful matching of all odd lots at the relevant market price; and (iii) odd lots may be sold below market price.

REASON FOR THE SHARE SUBDIVISION AND CHANGE IN BOARD LOT SIZE

The Share Subdivision will increase the number of Shares issued by the Company, and reduce the nominal value and trading price of each Share. The Board believes that this will lower the investment barrier, reduce the entry threshold for investors to purchase board lots of the Shares and increase the trading liquidity of the Shares, thus allowing the Shares to be more accessible to a broader range of investors, in particular retail and individual investors. Furthermore, the Board believes that the increased number of issued Shares and lower trading price per Share after the Share Subdivision may facilitate more efficient trading and price discovery in the market. The increase in trading liquidity would also attract more investors to trade in the Shares, and give the Company more flexibility to explore future fundraising activities.

In addition, the Hong Kong Stock Exchange published a consultation paper on the proposed enhancements to the board lot framework in the Hong Kong securities market in December 2025 (the “Consultation Paper”) in order to support efficiencies across trading, clearing and settlement processes. Among the key proposals of the Consultation Paper, the Hong Kong Stock Exchange proposes for issuers to adopt new board lot units from eight standardized board lot unit options. The Company has taken into account the proposal of the standardize board lot units in the Consultation Paper when determining the new board lot size of 100 Subdivided Class B Ordinary Shares.

Based on the closing price of HK$164.6 per Class B Ordinary Share as of the date of this announcement, the market value per board lot of 20 Class B Ordinary Shares is approximately HK$3,292. The expected value per new board lot of 100 Subdivided Class B Ordinary Shares would be approximately HK$2,057.5 immediately upon the Share Subdivision and the Change in Board Lot Size becoming effective. Upon the Change in Board Lot Size, the Company is expected to be in compliance with the guidance that the board lot value should be greater than HK$2,000 as set out in the Guide on Trading Arrangements for Selected Types of Corporate Actions issued by the Hong Kong Stock Exchange on November 28, 2008 and last updated in September 2024. Although the Share Subdivision will result in downward adjustment to the trading price of the Class B Ordinary Shares, the Share Subdivision, together with the Change in Board Lot Size, are expected to enhance the liquidity in trading of the Subdivided Class B Ordinary Shares and thereby would enable the Company to attract more investors, in particular retail investors, and broaden its Shareholder base and increasing market participation in the Shares.

As of the date of this announcement, the Company has no intention to carry out other corporate actions in the next 12 months which may have an effect of undermining or negating the intended purpose of the Share Subdivision and the Change in Board Lot Size.

As at the date of this announcement, the Company does not have any concrete plan to conduct any fund raising activities in the next 12 months. However, in the event there is any change to the business environment and/or financial positions of the Group, the Board cannot rule out the possibility that the Company will carry out corporate action or arrangement or conduct debt and/or equity fund raising exercises in the next 12 months when suitable opportunities arise in order to meet its operational needs and support future development of the Group. The Company will make further announcements in this regard in accordance with the Listing Rules as and when appropriate.

Save for the expenses to be incurred by the Company in relation to the Share Subdivision and the Change in Board Lot Size, the implementation of the Share Subdivision will not, by itself, alter the underlying assets, business operations, management or the financial position of the Company or the proportionate interest of the Shareholders.

The Company will continue to comply with the requirements under Chapter 8A of the Hong Kong Listing Rules upon the proposed Share Subdivision and Change in Board Lot Size becoming effective.

Based on the above, the Board considers that the proposed Share Subdivision and Change in Board Lot Size are fair and reasonable, as well as in the best interests of the Company, its Shareholders and investors as a whole.

ADJUSTMENTS TO SHARE OPTIONS AND RSUs

The Company adopted the 2021 Plan in June 2021. Pursuant to resolutions of the Board dated September 3, 2025, the terms of the 2021 Plan were amended and restated to be in compliance with Chapter 17 of the Listing Rules with effect from the Listing Date.

The maximum number of Class B Ordinary Shares which may be issued and/or transferred in respect of all Share Awards available for grant under the 2021 Plan and any other share incentive schemes of the Company was 15,010,089 (the “Plan Limit”) and the number of Class B Ordinary Shares which may be issued and/or transferred in respect of all Share Awards available for grant under the consultants sublimit of the 2021 Plan was 750,504 (the “Consultants Sublimit”).

Upon the Share Subdivision becoming effective, the Plan Limit under the 2021 Plan will be adjusted from 15,010,089 Class B Ordinary Shares to 120,080,712 Subdivided Class B Ordinary Shares and the Consultants Sublimit under the 2021 Plan will be adjusted from 750,504 Class B Ordinary Shares to 6,004,032 Subdivided Class B Ordinary Shares.

As at the date of this announcement, there were (i) 8,100,050 outstanding share options granted under the 2021 Plan to subscribe for an aggregate of 8,100,050 existing Class B Ordinary Shares; and (ii) 1,463,306 outstanding RSUs granted under the 2021 Plan representing an aggregate of 1,463,306 underlying existing Class B Ordinary Shares.

Upon the Share Subdivision becoming effective, pro-rata adjustments will be made to (i) the exercise prices and the number of outstanding share options under the 2021 Plan; and (ii) the number of outstanding RSUs that have been granted under the 2021 Plan.

Assuming there will be no further changes in the number of outstanding share options and outstanding RSUs and no Share Awards are granted from the date of this announcement until the effective date of the Share Subdivision, upon the Share Subdivision becoming effective, there will be (i) 64,800,400 outstanding share options granted under the 2021 Plan to subscribe for an aggregate of 64,800,400 Subdivided Class B Ordinary Shares; and (ii) 11,706,448 outstanding RSUs granted under the 2021 Plan representing an aggregate of 11,706,448 underlying Subdivided Class B Ordinary Shares.

The Company’s auditors have been appointed to certify in writing that such pro-rata adjustments are in accordance with the terms of the 2021 Plan and satisfy the requirements set out in the supplementary guidance under Rule 17.03(13) of the Hong Kong Listing Rules.

The Company will make further disclosures and/or announcement(s) on such adjustments as and when appropriate.

Save as disclosed above, as at the date of this announcement, the Company has no other outstanding share options, RSUs, warrants, derivatives or other securities in issue which are convertible into or giving rights to subscribe for, convert or exchange into, any existing Shares or Subdivided Shares, as the case may be.

EXPECTED TIMETABLE(1)

The following timetable sets out the key days for the Share Subdivision and Change in Board Lot Size:

Event	Hong Kong Time	New York Time

Latest time for lodging transfer documents to qualify for attending and voting at the AGM, for holders of Shares listed in Hong Kong	Not later than 4:30 p.m. Friday, May 22, 2026	—
Record date for the AGM, for holders of Shares listed in Hong Kong (the “Share Record Date”)(2)	4:30 p.m. Friday, May 22, 2026	—
Record date for the AGM, for holders of ADSs listed in the U.S. (the “ADS Record Date”)(3)	—	Close of business, Friday, May 22, 2026
Expected date of dispatch of the circular (including the notice of the AGM) and the related form of proxy to the Shareholders	On or before Tuesday, May 26, 2026	—
Latest time for lodging votes to depositary bank, for holders of ADSs listed in the U.S.(4)	—	10:00 a.m., Tuesday, June 16, 2026

Event	Hong Kong Time	New York Time

Latest time for lodging forms of proxy for the AGM, for holders of Shares listed in Hong Kong (5)	1:30 p.m., Wednesday, June 24, 2026	—
Date and time of the AGM	1:30 p.m., Friday, June 26, 2026	1:30 a.m., Friday, June 26, 2026
Announcement of poll results of the AGM	Before 9:00 p.m., Friday, June 26, 2026	Before 9:00 a.m., Friday, June 26, 2026

The following table sets out the events following the approval at the AGM and upon the fulfillment of the conditions for the Share Subdivision:

Event	Hong Kong Time	New York Time

Effective date for the Share Subdivision	Friday, July 10, 2026	—
Commencement of dealings in the Subdivided Class B Ordinary Shares, for holders of Class B Ordinary Shares listed in Hong Kong	9:00 a.m., Friday, July 10, 2026	—
Original counter for trading the Shares in board lots of 20 Class B Ordinary Shares (being the “existing board lot”) temporarily closes on the Hong Kong Stock Exchange, for holders of Class B Ordinary Shares listed in Hong Kong	9:00 a.m., Friday, July 10, 2026	—
Temporary counter for trading in the Subdivided Shares (in the form of Existing Share Certificates) and in board lots of 160 Subdivided Class B Ordinary Shares (being the “temporary board lot”) opens on the Hong Kong Stock Exchange, for holders of Class B Ordinary Shares listed in Hong Kong	9:00 a.m., Friday, July 10, 2026	—
First day of free exchange of Existing Share Certificates for the Subdivided Share Certificates for the Subdivided Shares, for holders of the Class B Ordinary Shares listed in Hong Kong	Friday, July 10, 2026	—

Event	Hong Kong Time	New York Time

Original counter for trading in the Subdivided Class B Ordinary Shares (in the form of new Subdivided Share Certificates) and in new board lot of 100 Subdivided Class B Ordinary Shares (being the “new board lot”) re-opens on the Hong Kong Stock Exchange, for holders of Class B Ordinary Shares listed in Hong Kong	9:00 a.m., Friday, July 24, 2026	—
Parallel trading in the Subdivided Class B Ordinary Shares (in the form of Existing Share Certificates and Subdivided Share Certificates) starts on the Hong Kong Stock Exchange, for holders of Class B Ordinary Shares listed in Hong Kong	9:00 a.m., Friday, July 24, 2026	—
Designated broker starts to stand in the market to provide matching services for odd lots of the Subdivided Class B Ordinary Shares	9:00 a.m., Friday, July 24, 2026	—
Designated broker ceases to stand in the market to provide matching services for odd lots of the Subdivided Class B Ordinary Shares	4:00 p.m., Thursday, August 13, 2026	—
Temporary counter for trading in the Subdivided Class B Ordinary Shares (in the form of Existing Share Certificates) and in temporary board lot of 160 Subdivided Class B Ordinary Shares closes on the Hong Kong Stock Exchange, for holders of Class B Ordinary Shares listed in Hong Kong	4:10 p.m., Thursday, August 13, 2026	—
Parallel trading in the Subdivided Class B Ordinary Shares (in the form of Existing Share Certificates and Subdivided Share Certificates) ends on the Hong Kong Stock Exchange, for holders of Class B Ordinary Shares listed in Hong Kong	4:10 p.m., Thursday, August 13, 2026	—
Last day of free exchange of Existing Share Certificates for Subdivided Share Certificates, for holders of Class B Ordinary Shares listed in Hong Kong	Monday, August 17, 2026	—

Notes:

(1)	Dates and times above are indicative only and may be varied by the Company. Any consequential changes to the expected timetable will be notified to the Shareholders (including ADS(s) holders) as and when appropriate in accordance with relevant Hong Kong and U.S. regulations.

(2)	New holders of Shares registered after the Share Record Date will not be entitled to attend and vote at the AGM.

(3)	Holders of the ADS(s) will not be entitled to attend and vote at the AGM and cannot vote the Shares represented by their ADSs directly. New holders of the ADS(s) registered after the ADS Record Date will not be entitled to exercise their voting rights for the underlying Shares through Deutsche Bank Trust Company Americas, as the depositary of the ADSs.

(4)	Holders of the ADS(s) will not be entitled to attend and vote at the AGM. Holders of the ADS(s) as of the ADS Record Date who wish to exercise their voting rights for the underlying Shares must act through Deutsche Bank Trust Company Americas, as the depositary of the ADSs.

(5)	The latest time to lodge the form of proxy prior to the date of the AGM is consistent with the current articles of association of the Company. All the persons who are registered holders of the Shares as of the close of business on Friday, May 22, 2026, Hong Kong time will be entitled to attend and vote at the AGM. Completion and return of a form of proxy will not preclude a holder of Shares of the Company from attending in person and voting at the AGM or any adjournment thereof, should he or she so wish, but his/her proxy’s authority to vote on a resolution is to be regarded as revoked if he/she attend the AGM in person and vote on that particular resolution.

GENERAL

The Company will convene the AGM on or around June 26, 2026 for the purpose of considering, and if thought fit, approving, among others, the Share Subdivision. The voting in respect of the AGM will be conducted by way of poll. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, none of the Shareholders and their respective close associates has any material interest in the relevant resolutions for the proposed Share Subdivision, and no Shareholder will be required to abstain from voting on the relevant resolutions at the AGM.

A circular containing the information regarding, among other things, details of (i) the Share Subdivision and the Change in Board Lot Size; (ii) the trading arrangements in respect of the Subdivided Shares; and (iii) a notice convening the AGM, will be issued by the Company on May 26, 2026.

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Friday, May 22, 2026, Hong Kong time, as the Share Record Date of the Shares.

Holders of the Shares as of the Share Record Date are entitled to attend and vote at the AGM and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Friday, May 22, 2026, New York time, who wish to exercise their voting rights for the underlying Class B Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

Completion of the Share Subdivision is subject to the fulfillment of certain conditions. Accordingly, the Share Subdivision may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the Shares of the Company.

DEFINITIONS

Unless otherwise defined, the following expressions in this announcement have the following meanings:

“2021 Plan”	the share incentive plan adopted by our Company on June 2021, as amended from time to time
“ADS(s)”	American Depositary Share(s), each representing one (1) Class B Ordinary Share prior to the ADS Ratio Change, and eight (8) Subdivided Class B Ordinary Shares after the ADS Ratio Change, respectively
“ADS Ratio Change”	a change in the Company’s ratio of ADSs from one (1) ADS representing one (1) Class B Ordinary Share to a new ratio of one (1) ADS representing eight (8) Subdivided Class B Ordinary Shares, subject to and conditional upon the Share Subdivision becoming effective
“AGM”	the annual general meeting of the Company to be held on or around June 26, 2026
“Board”	the board of Directors
“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“Change in Board Lot Size”	the change in the board lot size of the Company from 20 Class B Ordinary Shares to 100 Subdivided Class B Ordinary Shares, subject to the Share Subdivision becoming effective
“Class A Ordinary Share(s)”	existing Class A Ordinary Shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class A Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
“Class B Ordinary Share(s)”	existing Class B Ordinary Shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class B Ordinary Share one vote per share on any resolution tabled at the Company’s general meetings
“Company”	Hesai Group, an exempted company with limited liability incorporated in the Cayman Islands on April 21, 2021
“Director(s)”	the director(s) of the Company
“Existing M&A”	the third amended and restated memorandum and articles of association of the Company adopted by a special resolution of the shareholders of the Company passed on March 3, 2026

“Existing Share Certificate(s)”	share certificate(s) for the Shares in the color of blue
“Group”	the Company, its subsidiaries and its consolidated affiliated entities, from time to time
“HK$”	Hong Kong dollar(s), the lawful currency of Hong Kong
“HKSCC”	Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Date”	September 16, 2025, the date of the listing of the Class B Ordinary Shares of the Company on the Main Board of the Hong Kong Stock Exchange
“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Existing M&A
“RSU(s)”	restricted share units
“Share(s)”	existing Class A Ordinary Shares and Class B Ordinary Shares of par value of US$0.0001 each in the share capital of the Company prior to the Share Subdivision becoming effective
“Share Awards”	awards in the form of share options, restricted shares, restricted share units or any other type of awards, in the form of cash or otherwise, which may be granted to eligible participants under the 2021 Plan
“Share Subdivision”	the proposed subdivision on the basis that each issued and unissued Share be subdivided into eight (8) Subdivided Shares
“Subdivided Class A Ordinary Shares”	subdivided Class A Ordinary Share(s) of par value of US$0.0000125 each in the share capital of the Company upon the Share Subdivision becoming effective, conferring weighted voting rights in the Company such that a holder of a Subdivided Class A Ordinary Share is entitled to ten votes per Subdivided Class A Ordinary Share on any resolution tabled at the Company’s general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Subdivided Class A Ordinary Share

“Subdivided Class B Ordinary Shares”	subdivided Class B Ordinary Shares of the share capital of the Company with a par value of US$0.0000125 each upon the Share Subdivision becoming effective, conferring a holder of a Subdivided Class B Ordinary Share one vote per Subdivided Class B Ordinary Share on any resolution tabled at the Company’s general meetings (save for any treasury share, the holders of which have no voting rights at the Company’s general meeting)
“Subdivided Shares”	subdivided Share(s) of par value of US$0.0000125 each in the share capital of the Company upon the Share Subdivision becoming effective
“Subdivided Share Certificate(s)”	share certificate(s) for the Subdivided Shares in the color of yellow

“WVR Beneficiaries”, each a “WVR Beneficiary”	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Dr. Yifan Li, Dr. Kai Sun, and Mr. Shaoqing Xiang, being the holders of the Class A Ordinary Shares, entitling to weighted voting rights
“%”	per cent.

By order of the Board
Hesai Group Dr. Yifan Li
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, May 26, 2026

As at the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

*   For identification purpose only